Exhibit 4.11

AQUILINE RESOURCES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Aquiline Resources Inc. were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the December 31, 2008 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities and for reviewing and approving the unaudited interim consolidate financial statements together with other financial information. The Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process and the period end unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate control over its financial reporting.  Management conducted an evaluation of the effectiveness of internal control over financial reporting based on “Internal Control Over Financial Reporting - Guidance for Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at June 30, 2009.

CONCLUSION RELATING TO DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of management,  including the Chief Executive and Chief Financial Officers, of the effectiveness of the Company’s disclosure controls and procedures as defined in the National Instrument 52-109.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at June 30, 2009.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity’s auditor.

AQUILINE RESOURCES INC.

Interim Consolidated Balance Sheets

(Unaudited - Expressed in Canadian Dollars)

	June 30,	December 31,
	2009	2008

Assets

Current
Cash and cash equivalents	$496,555	$2,357,921
Short-term investments	14,070,000	4,020,000
Other receivables and prepaids (Note 15)	1,018,288	1,236,377
Current portion of long-term foreign tax recoverable	732,166	884,831
	16,317,009	8,499,129

Long-term foreign tax recoverable	5,662,998	6,416,917
Long-term investments (Note 5)	86,150	74,000
Property and equipment (Note 6)	1,474,103	1,608,121
Resource assets (Note 7)	129,377,514	123,682,815
	$152,917,774	$140,280,982

Liabilities

Current
Payables and accruals (Note 15)	$2,121,521	$5,975,113
Debt (Note 8)	523,350	514,212
	2,644,871	6,489,325

Asset retirement obligation (Note 9)	1,408,930	1,326,930
Future income tax liability	12,668,380	12,413,000

	16,722,181	20,229,255
Shareholders’ Equity

Capital stock (Note 10(a))	142,102,003	123,860,329
Warrants (Note 10(c))	7,461,455	7,461,455
Contributed surplus	15,647,243	15,514,378
Convertible debenture	15,822,904	15,822,904
Deficit	(44,587,662)	(42,344,839)
Accumulated other comprehensive loss	(250,350)	(262,500)
	136,195,593	120,051,727
	$152,917,774	$140,280,982

Nature of Operations and Going Concern (Note 1)

Commitments (Note 17)

Subsequent Event (Note 18)

On behalf of the Board of Directors:

“MARC HENDERSON” (Signed)	Director
“JOHN SUTHERLAND” (Signed)	Director

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

AQUILINE RESOURCES INC.

Interim Consolidated Statements of Operations

(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Expenses
Office and administration	$183,108	$171,768	$351,415	$292,688
IMA legal costs (Note 15)	—	—	—	8,556
Legal and audit (Note 15)	185,848	35,246	239,142	121,003
Accretion of asset retirement obligation (Note 9)	26,512	30,238	62,469	60,317
Amortization	8,705	78,694	16,274	157,373
Travel	15,210	85,341	39,887	168,268
Investor relations	202,295	407,672	304,832	613,192
Salaries and consulting	144,109	1,394,437	307,873	1,540,564
Stock-based compensation (Note 10(b))	75,664	1,493,444	388,629	2,105,739
	841,451	3,696,840	1,710,521	5,067,700

Loss before the following	(841,451)	(3,696,840)	(1,710,521)	(5,067,700)

Interest income	2,598	51,784	6,234	108,730
Foreign exchange gain (loss)	(220,201)	(580,132)	(538,536)	(1,062,473)
Loss on investments held for trading	—	—	—	(11,700)
Gain on sale of long-term investments	—	—	—	508,909

Net loss for the period	$(1,059,054)	$(4,225,188)	$(2,242,823)	$(5,524,234)

Basic and diluted loss per share (Note 14)	$(0.02)	$(0.07)	$(0.03)	$(0.09)

Interim Consolidated Statements of Deficit

(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Deficit, beginning of period	$(43,528,608)	$(22,093,421)	$(42,344,839)	$(20,794,375)
Net loss for the period	(1,059,054)	(4,225,188)	(2,242,823)	(5,524,234)

Deficit, end of period	$(44,587,662)	$(26,318,609)	$(44,587,662)	$(26,318,609)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

AQUILINE RESOURCES INC.

Interim Consolidated Statements of Comprehensive Loss

(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Net loss for the period	$(1,059,054)	$(4,225,188)	$(2,242,823)	$(5,524,234)

Other comprehensive loss
Net unrealized gain on available-for-sale long-term investments	(24,875)	(117,725)	12,150	(40,050)
Reclassification of unrealized gains on available-for-sale long-term investments	—	(881,683)	—	(1,160,217)

Total comprehensive loss	$(1,083,929)	$(5,224,596)	$(2,230,673)	$(6,724,501)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

AQUILINE RESOURCES INC.
Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in Canadian Dollars)

						Accumulated
						Other
	Capital		Contributed	Convertible		Comprehensive
	Stock	Warrants	Surplus	Debenture	Deficit	(Loss) Income	Total

Balance, December 31, 2007	$70,994,372	$—	$8,305,078	$—	$(20,794,375)	$1,108,167	$59,613,242
Exercise of warrants	149,999	—	—	—	—	—	149,999
Value attributed to warrants exercised	77,297	(77,297)	—	—	—	—	—
Exercise of stock options	3,593,450	—	—	—	—	—	3,593,450
Value attributed to stock options exercised	1,412,987	—	(1,412,987)	—	—	—	—
Private placement, net of issue costs	25,299,260	—	—	—	—	—	25,299,260
Warrants valuation	(6,866,755)	—	—	—	—	—	(6,866,755)
Shares issued to acquire Absolut Resources Corp.	29,199,719	—	—	—	—	—	29,199,719
Warrants issued	—	7,461,455	—	—	—	—	7,461,455
Warrants expired	—	(637,712)	637,712	—	—	—	—
Warrants issued to acquire Absolut Resources Corp.	—	715,009	—	—	—	—	715,009
Stock options vested	—	—	6,893,725	—	—	—	6,893,725
Stock options issue to acquire Absolut Resources Corp.	—	—	1,090,850	—	—	—	1,090,850
Convertible debenture, net of issue costs	—	—	—	15,822,904	—	—	15,822,904
Net loss for the year	—	—	—	—	(21,550,464)	—	(21,550,464)
Reclassification of unrealized gain on available-for-sale long-term investments	—	—	—	—	—	(1,253,217)	(1,253,217)
Net unrealized loss on available-for-sale long-term investments	—	—	—	—	—	(117,450)	(117,450)

Balance, December 31, 2008	123,860,329	7,461,455	15,514,378	15,822,904	(42,344,839)	(262,500)	120,051,727
Private placement, net of issue costs	17,176,020	—	—	—	—	—	17,176,020
Exercise of stock options	675,000	—	—	—	—	—	675,000
Value attributed to stock options exercised	390,654	—	(390,654)	—	—	—	—
Stock option vested	—	—	523,519	—	—	—	523,519
Net loss for the period	—	—	—	—	(2,242,823)	—	(2,242,823)
Net unrealized gain on available-for-sale long-term investments	—	—	—	—	—	12,150	12,150

Balance, June 30, 2009	$142,102,003	$7,461,455	$15,647,243	$15,822,904	$(44,587,662)	$(250,350)	$136,195,593

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

AQUILINE RESOURCES INC.

Interim Consolidated Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

CASH AND CASH EQUIVALENTS (USED IN) PROVIDED BY:

OPERATING ACTIVITIES

Net loss for the period	$(1,059,054)	$(4,225,188)	$(2,242,823)	$(5,524,234)

Adjustments for:
Amortization	8,705	78,694	16,274	157,373
Accretion of asset retirement obligation	26,512	30,238	62,469	60,317
Stock-based compensation	75,664	1,493,444	388,629	2,105,739
Loss on investments held for trading	—	—	—	11,700
Gain on sale of long-term investments	—	—	—	(508,909)

Net change in non-cash working capital (Note 13)	(622,458)	(2,847,679)	(2,728,919)	(2,701,203)
	(1,570,631)	(5,470,491)	(4,504,370)	(6,399,217)

FINANCING ACTIVITIES
Repayment of debt	—	(75,010)	—	(75,010)
Issue of common shares, net of share issue costs	17,176,020	16,830,411	17,851,020	18,636,611
Proceeds from convertible debenture and warrants, net of issue costs	—	—	—	16,417,604
	17,176,020	16,755,401	17,851,020	34,979,205

INVESTING ACTIVITIES
Prepaid transaction costs	—	32,769	—	—
Purchase of long-term investments	—	—	—	(877,500)
Proceed on disposal of long-term investments	—	—	—	1,022,945
Net purchase of property and equipment	(18,040)	(825,845)	71,111	(914,128)
Net purchase of short-term investments	(14,000,000)	(3,750,000)	(10,050,000)	(4,900,000)
Acquisition of Minera Argenta S.A. and Aquiline Holdings Inc.	—	—	—	(12,250,000)
Cash acquired on Minera Argenta S.A. and Aquiline Holdings Inc.	—	—	—	1,519,508
Cash acquired on Absolut Resources Inc.	—	505,040	—	505,040
Additions to resource assets	(2,436,228)	(5,459,489)	(5,257,796)	(11,904,627)
	(16,454,268)	(9,497,525)	(15,236,685)	(27,798,762)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

AQUILINE RESOURCES INC.

Consolidated Statements of Cash Flows - Continued

(Expressed in Canadian Dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Effect of translation on foreign currency net monetary assets	(160,682)	(554,087)	28,669	(17,388)

Decrease in cash and cash equivalents	(1,009,561)	1,233,298	(1,861,366)	763,838

Cash and cash equivalents, beginning of period	1,506,116	3,264,938	2,357,921	3,734,398

Cash and cash equivalents, end of period	$496,555	$4,498,236	$496,555	$4,498,236

SUPPLEMENTAL CASH FLOW INFORMATION (Note 13)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

Three and Six Months Ended June 30, 2009

1.            Nature of Operations and Going Concern

Aquiline Resources Inc. (“Aquiline” or the “Corporation”) is a publicly traded company listed on the TSX under the symbol “AQI” involved in the exploration and development of gold and silver projects in Argentina and Peru. The majority of the Corporation’s deferred exploration expenses relate to the development of the Calcatreu property located in the Province of Rio Negro, Argentina, the Navidad Silver Project and the Regalo gold property in the Chubut Province of Argentina and the Pico Machay and Chaparra gold projects in Peru. Aquiline also owns and has interests in platinum and palladium projects in the Sudbury region of Ontario, Canada and holds a net smelter royalty (“NSR”) on a development stage gold and silver project in Mexico (“La Jojoba Project”). The Corporation also holds equity share positions in exploration and development companies that operate within certain countries in the Americas.

The business of mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively upon the Corporation’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

In order to meet future expenditures, the Corporation will need to raise additional funding. Although the Corporation has been successful in raising funds to date, there can be no assurance that adequate funding will be available in the future, or available under terms favourable to the Corporation. These unaudited interim consolidated financial statements have been prepared on a going concern basis that assumes the Corporation will be able to continue to realize its assets and discharge its liabilities in the normal course of business. In the event the Corporation is not able to obtain adequate funding, there is uncertainty as to whether the Corporation will be able to continue as a going concern and maintain or complete the exploration and development of its resource properties. These unaudited interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Corporation were unable to obtain adequate financing.  Changes in future conditions could require material write downs of the carrying values of resource assets.

2.            Basis of Presentation and Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and six month period ended June 30, 2009 may not necessarily be indicative of the results that may be expected for the year ended December 31, 2009.

The consolidated balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2008, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

Three and Six Months Ended June 30, 2009

2.            Basis of Presentation and Accounting Policies (Continued)

Goodwill and Intangible Assets

Effective January 1, 2009, the Corporation adopted CICA Section 3064 “Goodwill and Intangible Assets”, which replaced CICA Handbook sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs”, as well as EIC-27, “Revenues and Expenditures During the Pre-operating Period”, and part of Accounting Guideline 11, “Enterprises in the development stage”. Under previous Canadian standards, a greater number of items were recognized as assets than are recognized under International Financial Reporting Standards (“IFRS”). The provisions relating to the definition and initial recognition of intangible assets reduce the differences with IFRS in the accounting for intangible assets. The objectives of CICA 3064 are: 1) to reinforce the principle-based approach to the recognition of assets; 2) to establish the criteria for asset recognition and; 3) to clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the recognition criteria is eliminated. The new standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets. The portions in the new standard relating to goodwill remain unchanged.

The adoption of this standard had no impact on the Corporation’s presentation of its financial position or results of operations as at June 30, 2009.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this standard had no impact on the Corporation’s presentation of its financial position or results of operations as at June 30, 2009.

Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The adoption of this abstract had no impact on the Corporation’s presentation of its financial position or results of operations as at June 30, 2009.

Future Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board (“AcSB”) formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Corporation will be required to have prepared, in time for its first quarter of fiscal 2011 filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010. While the Corporation has begun assessing the impact of the adoption of IFRS on its consolidated financial statements, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

Three and Six Months Ended June 30, 2009

2.            Basis of Presentation and Accounting Policies (Continued)

Future Accounting Pronouncements (Continued)

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling interests”. These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3, “Business Combinations”. Sections 1601 and 1602 together replace section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS-27, “Consolidated and Separate Financial Statements”. The Corporation is in the process of evaluating the requirements of the new standards.

3.            Capital Management

The Corporation manages its capital structure and makes adjustments to it, based on the funds available to the Corporation, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management to sustain future development of the business.  The Corporation defines capital to include its working capital position and the capital stock, warrant, and option components of its shareholders’ equity.

The properties in which the Corporation currently has an interest are in the exploration stage; as such the Corporation is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Corporation will spend its existing working capital and raise additional amounts as needed. The Corporation will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

i)          minimizing discretionary disbursements;

ii)         reducing or eliminating exploration expenditures which are of limited strategic value;

iii)        exploring alternate sources of liquidity.

In light of the above, the Corporation will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable.  There were no changes in the Corporation’s approach to capital management during the six months ended June 30, 2009. The Corporation is not subject to externally imposed capital requirements.  As at June 30, 2009, the Corporation is seeking sources of additional capital.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

Three and Six Months Ended June 30, 2009

4.            Property and Financial Risk Factors

(a)     Property Risk

The Corporation’s major mineral properties are the Calcatreu gold property, Navidad Silver Project and Pico Machay gold property. Unless the Corporation acquires or develops additional material properties, the Corporation will be mainly dependent upon these three properties. If no additional major mineral exploration properties are acquired by the Corporation, any adverse development affecting these three properties would have a material adverse effect on the Corporation’s financial condition and results of operations.

(b)     Financial Risk

The Corporation’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and other price risk).

Risk management is carried out by the Corporation’s management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

i)      Credit Risk

The Corporation’s credit risk is primarily attributable to short-term investments, other receivables and foreign tax recoverable. The Corporation has no significant concentration of credit risk arising from operations. Short-term investments consist of guaranteed investment certificates, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Other receivables consist of goods and services tax due from the Federal Government of Canada and receivables from other companies. Foreign tax recoverable consists of value added taxes paid on exploration costs that are refundable from the Government of Argentina. In Argentina, claims for the foreign tax recoverable can only be made one year after the stated expenditures have been paid when there is no tax collection from revenues to offset. $6,395,164 represents the maximum credit exposure. Management believes that the credit risk concentration with respect to other receivables and foreign tax recoverable is remote. Management does not believe the receivables are impaired.

ii)     Liquidity Risk

The Corporation’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2009, the Corporation had cash and cash equivalents and short-term investments of $14,566,555 (December 31, 2008 - $6,377,921) to settle current liabilities of $2,644,871 (December 31, 2008 - $6,489,325). Other than its current debt (see Note 8), all of the Corporation’s financial liabilities have contractual maturities of less than 90 days and are subject to normal trade terms.

iii)    Market Risks

Interest Rate Risk

The Corporation has cash balances and no interest-bearing debt. The Corporation’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

Three and Six Months Ended June 30, 2009

4.            Property and Financial Risk Factors (Continued)

(b)     Financial risk (Continued)

iii)    Market Risks (Continued)

Foreign Currency Risk

The Corporation’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars, Argentine Pesos and Peruvian New Soles. The Corporation funds major operations and exploration expenses in Argentina and Peru. The Corporation maintains Argentine pesos bank accounts in Argentina and Peruvian soles bank accounts in Peru. The Corporation is subject to gains and losses due to fluctuations in Argentine Peso and Peruvian New Soles against the Canadian dollar.

Price Risk

The Corporation is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Corporation’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Corporation closely monitors commodity prices of gold and silver, individual equity movements, and the stock market to determine the appropriate course of action to be taken.

Financial Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, other receivables, foreign tax recoverable, long-term investments, payables and accruals, current debt and asset retirement obligations. As at June 30, 2009, the carrying and fair value amounts of the Corporation’s financial instruments are the same. Changes in fair value of the Corporation’s long-term investments are recognized in other comprehensive income.

Sensitivity Analysis

Based on management’s knowledge and experience of the financial markets, the Corporation believes the following movements are “reasonably possible” over a six month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

Short-term investments include deposits at call which are at variable rates. Sensitivity to a plus or minus 1% change in rates would affect net loss by $70,400.

The Corporation’s long-term investments are denominated in Canadian dollars. Sensitivity to a plus or minus 10% movement in the Canadian listed equity prices would affect comprehensive loss by $8,600.

The Corporation is exposed to foreign currency risk on fluctuations of financial instruments related to cash and cash equivalents, other receivables, foreign tax recoverable, payables and accruals that are denominated in Argentine Pesos and Peruvian New Soles. Sensitivity to a plus or minus 5% change in the foreign exchange rate would affect net loss by $296,100.

Price risk is remote since the Corporation is not a producing entity.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

Three and Six Months Ended June 30, 2009

5.             Long-Term Investments

The Corporation’s long-term investments include:

		Cumulative
		Other
		Comprehensive	June 30,	December 31,
		Income	2009	2008
	Cost	Adjustment	Fair Value	Fair Value

Sierra Minerals Inc. (i)	$56,000	$(31,350)	$24,650	$21,250
Columbia Metals Corporation Limited (ii)	187,500	(150,000)	37,500	43,750
Tinka Resources Ltd. common shares (iii)	—	24,000	24,000	9,000

Total	$243,500	$(157,350)	$86,150	$74,000

(i) Aquiline owns 170,000 common shares of Sierra Minerals Inc.

(ii) Aquiline owns 625,000 common shares of Columbia Metals Corporation Limited

(iii) Aquiline owns 300,000 common shares of Tinka Resources Ltd.

6.             Property and Equipment

		Accumulated	Net
June 30, 2009	Cost	Amortization	Book Value

Office equipment	$218,803	$130,929	$87,874
Leasehold improvements	55,591	39,974	15,617
Exploration equipment	1,931,699	561,087	1,370,612

	$2,206,093	$731,990	$1,474,103

		Accumulated	Net
December 31, 2008	Cost	Amortization	Book Value

Office equipment	$167,159	$117,540	$49,619
Leasehold improvements	46,028	34,804	11,224
Exploration equipment	2,001,501	454,223	1,547,278

	$2,214,688	$606,567	$1,608,121

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

Three and Six Months Ended June 30, 2009

7.                                    Resource Assets

As of June 30, 2009 accumulated costs with respect to the Corporation’s interest in mineral properties owned, leased or under option, consisted of the following:

	Opening			Ending
	December 31,	Acquisitions/		June 30,
Description	2008	Additions	Reductions	2009

Calcatreu gold property - Argentina	$35,787,677	$66,286	$—	$35,853,963
Platinum and palladium - Sudbury, Ontario	50,000	7,747	—	57,747
Gold properties - La Jojoba, Mexico	50,000	—	—	50,000
Regalo gold property - Argentina	268,035	—	—	268,035
Navidad Silver Project - Argentina	57,527,103	4,853,618	—	62,380,721
Pico Machay - Peru	28,000,000	501,485	—	28,501,485
Chaparra - Peru	2,000,000	265,563	—	2,265,563

	$123,682,815	$5,694,699	$—	$129,377,514

On a quarterly basis, management of the Corporation review exploration costs to ensure resource assets include only costs and projects that are eligible for capitalization.

For a description of the resource assets owned by the Corporation, refer to Note 11 of the audited consolidated financial statements as at December 31, 2008. There were no specific changes to resources assets that occurred from January 1, 2009 to June 30, 2009.

8.                                    Debt

This debt is related to Absolut’s Chaparra acquisition in 2005. The debt arose on June 8, 2005, is in $US, and no interest is payable. No security has been taken by the creditors.

The fair value of the loan at the date of issue was $575,527 calculated using an 8% discount rate. The deemed interest of $47,870 (December 31, 2008 - $24,776) for the fifteen month period since acquisition of Absolut has been capitalized and recorded in resource assets.

	Balance	Balance
	June 30,	December 31,
Creditor/	2009	2008
Creditor group	($Cdn)	($Cdn)

Ex-Shareholders of Compania Minera Colorado*	$523,350	$514,212

$87,225 (US $75,000) of the debt was due in September 2008 and $436,125 (US $375,000) is due in September 2009.

* An officer of Minera Calipuy S.A.C., a wholly owned subsidiary, was owed 35% or US $157,500 of the original face amount of the loans and is paid on the same basis as other creditors.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

Three and Six Months Ended June 30, 2009

9.                                    Asset Retirement Obligation

The following table summarizes the changes in asset retirement obligations during the periods presented:

	June 30,	December 31,
	2009	2008

Opening balance	$1,326,930	$422,240
Additions	—	673,374
Accretion expense	62,469	125,607
Foreign exchange effect on liability	19,531	131,894
Reclamation costs incurred	—	(26,185)

	$1,408,930	$1,326,930

10.                             Capital Stock

(a)          The authorized capital of the Corporation consists of an unlimited number of no par value common shares.

	Shares	Value

Outstanding at December 31, 2008	67,610,115	$123,860,329
Adjustment to number of shares issued for acquisition of Absolut Resources Inc.	78,596	—
Equity financing, net of issue costs (i)	8,100,000	17,176,020
Exercise of stock options	500,000	675,000
Value attributed to stock options exercised	—	390,654

Outstanding at June 30, 2009	76,288,711	$142,102,003

(i) On June 4, 2009, the Corporation closed an equity financing for gross proceeds of $18,225,000. The offering was comprised of 8,100,000 common shares at $2.25.

(b)         Stock options

A summary of the status of the Corporation’s stock option plan as of June 30, 2009 is as follows:

	Share Purchase	Weighted Average
	Options	Exercise Price

Outstanding, December 31, 2008	5,245,444	$6.40
Options exercised	(500,000)	1.35
Options expired/cancelled	(317,112)	8.34

Outstanding, June 30, 2009	4,428,332	$6.83

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

Three and Six Months Ended June 30, 2009

10.                             Capital Stock (Continued)

(b)              Stock options (Continued)

The following table reflects the stock options outstanding at June 30, 2009:

			Weighted	Weighted
			Average	Average
Options	Exercise	Options	Exercise	Contractual	Expiry
Granted	Price ($)	Exercisable	Price ($)	Life (Years)	Date

16,667	9.00	16,667	9.00	0.19	September 9, 2009
3,333	5.58	3,333	5.58	1.27	October 6, 2010
1,835,000	12.00	1,835,000	12.00	1.63	February 15, 2011
100,000	12.00	100,000	12.00	1.75	April 1, 2011
150,000	8.25	150,000	8.25	1.94	June 9, 2011
125,000	8.25	125,000	8.25	1.96	June 14, 2011
2,155,000	2.00	2,155,000	2.00	2.43	December 4, 2011
43,332	6.30	43,332	6.30	3.07	July 23, 2012

4,428,332	6.83	4,428,332	6.83	2.05

For the six months ended June 30, 2009, the fair value of previous year stock options granted that vested during the period was recorded as follows: $388,629 (six months ended June 30, 2008 - $628,040) expensed as stock-based compensation and $134,890 (six months ended June 30, 2008 - $593,620) capitalized as resource assets.

(c)               Warrants

The following table reflects the continuity of warrants:

	December 31,				June 30,
	2008				2009	Warrant	Exercise
Expiry Date	Balance	Issued	Exercised	Expired	Balance	Value	Price

(i)	237,500	—	—	—	237,500	$594,700	$13.00
December 31, 2009	1,818,182	—	—	—	1,818,182	3,027,273	$10.00
October 22, 2011	3,695,000	—	—	—	3,695,000	2,580,587	$2.50
November 6, 2011	1,615,000	—	—	—	1,615,000	1,258,895	$2.50

	7,365,682	—	—	—	7,365,682	$7,461,455

(i) On February 8, 2008, the Corporation issued 237,500 warrants in connection with the convertible debenture. The warrants expire six months after the Conversion Deadline (Note 11).

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

Three and Six Months Ended June 30, 2009

11.                          Convertible Debenture

On February 8, 2008, Silverstone Resources Corp. (“Silverstone”) purchased a $17.5 million convertible debenture (the “Debenture”) from Aquiline. Silverstone may elect to convert the Debenture into Common Shares of Aquiline at a conversion price of $12.00 or into a contract (“Contract”) granting Silverstone the right to purchase, at the lesser of US$4.00 per ounce of silver and the prevailing market price per ounce of silver on the London Metal Exchange at the time production is delivered, 12.5% of the life of mine payable silver from the Loma de La Plata zone which is one of seven zones comprising the Navidad project, or if unavailable, from the other zones of the Navidad project.

Silverstone may elect to convert the Debenture into Common Shares of Aquiline or a Contract at any time until the Conversion Deadline, which is defined as 30 days after the earlier of: (a) January 8, 2010; and (b) the Maturity Date which is defined as the later of the completion of a feasibility study on the Property, the decision of Aquiline to proceed with a mine, and receipt of all necessary permits to proceed with construction of a mine.

Silverstone and Aquiline shall negotiate a definitive Contract not yet signed which shall be subject to Exchange approval. Upon conversion to the Contract, the $17.5 million face value of the Debenture will form part of an upfront payment by Silverstone of US$50 million to secure the silver, structured as: upon election to convert to the Contract, US$17,599,750 being equivalent to the CDN$17.5 million face value of the Debenture; US$14,900,250 on the Maturity Date; and US$17.5 million in four equal installments of US$4,375,000, each three months apart, the first installment starting three months after the start of construction and the remaining installments due every three months thereafter.

The Debenture carries a coupon of 150,000 warrants in lieu of interest, with each warrant entitling Silverstone to purchase one Common Share at an exercise price of CDN$13.00 per Common Share for a period expiring six months after the Conversion Deadline.

The Corporation paid a finder’s fee of 6% in cash of the Debenture principal amount (CDN$1.05 million) and 87,500 warrants with the same terms as those granted to Silverstone, and incurred costs of $32,396.

The fair value of the 237,500 warrants was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield - 0%; volatility - 53.3%; risk-free interest rate - 3.06% and an expected life of 1.5 years. The fair value attributed to the warrants was $594,700.

Neither of the conversion options give rise to a contractual obligation on the part of the Corporation to deliver cash or another financial asset or to exchange another financial instrument under conditions that are potentially unfavourable. As such the Corporation has classified the debenture as an equity instrument net of cash issue costs in the amount of $1,082,396 and the value attributed to the warrants of $594,700.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

Three and Six Months Ended June 30, 2009

12.                          Segmented Information

The Corporation operates in the mining, exploration and development business and has operations in Argentina, Canada, Peru and Mexico. The Corporation has no operating revenue. The interest income and realized gain on investments held for trading relate to investments held in Canada.

June 30, 2009

	Canada	Argentina	Mexico	Peru	Consolidated

Current assets	$14,509,086	$1,585,018	$—	$222,905	$16,317,009
Property and equipment	108,177	1,161,927	—	203,999	1,474,103
Other assets	86,150	5,662,998	—	—	5,749,148
Resource assets	57,747	98,502,719	50,000	30,767,048	129,377,514

	$14,761,160	$106,912,662	$50,000	$31,193,952	$152,917,774

December 31, 2008

	Canada	Argentina	Mexico	Peru	Consolidated

Current assets	$6,463,176	$1,854,024	$—	$181,929	$8,499,129
Property and equipment	63,244	1,146,956	—	397,921	1,608,121
Other assets	74,000	6,416,917	—	—	6,490,917
Resource assets	50,000	93,582,815	50,000	30,000,000	123,682,815

	$6,650,420	$103,000,712	$50,000	$30,579,850	$140,280,982

13.                               Supplemental Cash Flow Information

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Changes in non-cash working capital items:
Other receivables and prepaids	$235,213	$(745,589)	$218,089	$(976,687)
Current portion of long-term foreign tax recoverable	(166,027)	(219,535)	152,665	(501,689)
Long-term foreign tax recoverable	740,162	(3,288,228)	753,919	(3,440,472)
Payables and accruals	(1,431,806)	1,405,673	(3,853,592)	2,217,645

	$(622,458)	$(2,847,679)	$(2,728,919)	$(2,701,203)

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

Three and Six Months Ended June 30, 2009

14.                             Basic and Diluted Loss Per Share

The following table sets out the computation for basic and diluted loss per share:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Numerator:
Loss for the period	$(1,059,054)	$(4,225,188)	$(2,242,823)	$(5,524,234)

Denominator:
Weighted average number of common shares outstanding	70,473,185	61,792,264	69,075,047	59,205,582

Basic and diluted loss per share	$(0.02)	$(0.07)	$(0.03)	$(0.09)

Diluted loss per share has not been presented for the three and six month ended June 30, 2009 and 2008 because the effect of dilutive options and warrants is anti-dilutive.

15.                             Related Party Transactions and Balances

Included in other receivables and prepaids is $59,404 (December 31, 2008 - $41,897) receivable from Laramide Resources Ltd. (“Laramide”), with which the Corporation has a director in common and common management. The balance pertains to general and office expenses paid on behalf of Laramide under a shared office arrangement. The full amount was collected in July 2009.

Payables to a law firm in which a partner is an officer of the Corporation were $100,315 at June 30, 2009 (December 31, 2008 - $97,361). Also, as at June 30, 2009, the law firm held funds in trust for $Nil (December 31, 2008 - $20,000) on behalf of the Corporation. The Corporation was charged $141,750 and $155,766 respectively by this law firm for the three and six months ended June 30, 2009 (three and six months ended June 30, 2008 - $26,396 and $73,653 respectively) for legal services included in legal and audit expenses.

Included in other receivables and prepaids is $14,424 (December 31, 2008 - $14,420) receivable from Crown Point Ventures Ltd. (“Crown Point”) with which the Corporation has a director in common. The balance pertains to general and office expenses paid on behalf of Crown Point under a shared office arrangement

Included in other receivables and prepaids is $81,488 (December 31, 2008 - $41,405) receivable from Treasury Metals Inc. (“Treasury”) with which the Corporation has an officer and director in common. The balance pertains to general and office expenses paid on behalf of Treasury under a shared office arrangement. At the date of this report, $25,000 were already paid by Treasury.

Transactions with related parties were in the normal course of operations and are measured at the exchange amounts which is the amount agreed to by the related parties. Any amounts due to or from these related parties are subject to normal trade payment terms.

AQUILINE RESOURCES INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

Three and Six Months Ended June 30, 2009

16.                             Contingencies

The Corporation is involved in various litigation matters arising in the ordinary course of its business.  The Corporation has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Corporation’s financial position and results of operations.

17.                             Commitments

(a)              The Corporation entered into agreements to lease office spaces and warehouses until June 30, 2013. Minimum annual rent payable in each of the next five years are as follows:

2009	$167,157
2010	325,526
2011	206,203
2012	149,888
2013	70,200
$918,974

The Corporation has arrangements with the tenants in its corporate offices and expects to recover approximately 40% of the indicated amounts.

(b)             As per the purchase option agreement with Chaparra’s concession holders, a payment of US $850,000 is required by the Corporation in October 2009 in order to complete the purchase option of these mining rights. No security has been taken by the concession holders other than the mining rights.

18.                            Subsequent Event

On July 14, the Corporation announced the signing of a letter of intent (“LOI”) with Monterrico Metals PLC (“Monterrico”), a subsidiary of Xiamen Zijin Tonguuan Investment Development Co. Ltd., a consortium of three Chinese companies. The LOI will allow Aquiline to acquire all of Monterrico’s right, title and interest in and to, certain mining concessions associated with the Pico Machay Gold Project in Peru. Under the terms of the LOI, the purchase consideration has been fixed as US$7.8 million, to be paid over two years in cash as follows:

• A deposit of US$200,000 to be paid upon execution of the LOI, and refundable under certain conditions if the Transaction Documents are not completed and signed by August 31, 2009;

• An initial payment of US$1,000,000 to be paid upon execution of the Transaction Documents, and

• Eight payments (the “Installments”) of US$825,000 each, made every quarter over the next two years, commencing October 31, 2009.

Upon receipt of the initial payment and execution of the Transaction Documents, Monterrico will transfer 100% of the Pico Machay project claims to a new Peruvian affiliate company (the “Affiliate”) to be owned and operated by the Corporation. The Installments will be represented by a promissory note, which will be secured by a pledge of the Affiliate’s shares, a mortgage on each of the concessions comprising the Pico Machay Gold Project and a general guarantee of the Corporation.